Exhibit (h)(3)(i)

CNI CHARTER FUNDS

EXHIBIT A TO AMENDED AND RESTATED SHAREHOLDER SERVICES
AGREEMENT BETWEEN CNI CHARTER FUNDS AND CITY NATIONAL BANK

FUNDS COVERED BY THE
SHAREHOLDER SERVICES AGREEMENT

Name of Fund	Annual Service Fee Rate
Government Money Market Fund	0.25%
Prime Money Market Fund	0.25%
California Tax-Exempt Money Market Fund	0.25%
Government Bond Fund	0.25%
Corporate Bond Fund	0.25%
California Tax Exempt Bond Fund	0.25%
Intermediate Fixed Income Fund	0.25%
High Yield Bond Fund	0.25%
Fixed Income Opportunities Fund	0.25%
Multi-Asset Fund	0.25%
Dividend & Income Fund	0.25%
U.S. Core Equity Fund	0.25%
Large Cap Value Equity Fund	0.25%
Large Cap Growth Equity Fund	0.25%
Emerging Markets Fund	0.25%

Dated: December 4, 2012